EXHIBIT 99.1

Inventiva reports 2022 Third Quarter Financial Informationˆ

  Cash position2 at €72.6m as of September 30, 2022, not including the $12.6 million upfront payment received from Sino Biopharm on
  November 4, 2022
  Revenues of €0.1m for the first nine months of 2022

Daix (France), Long Island City (New York, United States), November 10, 2022 – Inventiva (Euronext Paris and Nasdaq: IVA) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of patients with non-alcoholic steatohepatitis (“NASH”) and other diseases with significant unmet medical needs, today reported its cash position as of September 30, 2022 and its revenues for the first nine months of 2022.

Cash Position

As of September 30, 2022, Inventiva’s cash position stood at €72.6 million, compared to €87.2 million as of June 30, 2022 and €95.4 million as of December 31, 2021.

Net cash used in operating activities amounted to €40.0 million for the first nine months of 2022 compared to
€31.6 million for the same period in 2021. R&D expenses, mainly driven by the development of lanifibranor in NASH, were up 27% compared to the same period in 2021. This significant increase was driven mostly by the costs associated with the NATiV3 Phase III clinical trial of lanifibranor in NASH including a full nine months of operation for the U.S. affiliate and, to a lesser extent, with the Legend Phase IIa combination trial with lanifibranor and empagliflozin in patients with NASH and type 2 diabetes.

Cash flow from operating activities was also positively impacted in the first half of 2022 by the €4 million milestone payment from AbbVie in January 2022 following the inclusion of the first patient in the Phase IIb clinical trial with cedirogant (formerly ABBV-157) in adult patients with moderate to severe chronic plaque psoriasis, though this trial has since been discontinued by AbbVie3 as previously disclosed, and the 2021 French Research tax credit (“CIR”) for €3.6 million received in April 2022.

Net cash generated from investing activities for the first nine months of 2022 amounted to €0,7 million, compared to (€1.2) million net cash consumed for the same period in 2021.

Net cash generated from financing activities for the first nine months of 2022 amounted to €13.1 million compared to €23.9 million in the same period in 2021, mainly driven by the proceeds of €9.3 million (gross proceeds) raised through the Company’s At-The-Market Program on June 15, 2022, and three loan agreements with a syndicate of French banks for a total amount of €5.3 million. One of the loans was contracted as part of a French state-guaranteed loan facility ("Prêt Garanti par l’Etat" or “PGE”) with Bpifrance, and the two others obtained as part of a French state stimulus economic plan ("Prêts Participatifs Relance" or “PPR”) granted by Crédit Agricole Champagne-Bourgogne and Société Générale.

In the third quarter of 2022, the Company recorded a positive exchange rate effect on cash and cash equivalents of €3.5 million for the nine-month period ending September 30, 2022, versus €1.5 million for the same period in 2021, due to the strengthening of USD versus Euro.

Considering its current R&D and clinical development programs, and additional financial resources that may originate from funding activities, the Company estimates that its existing cash, cash equivalents and short-term deposits including the $12,6 million received from Sino Biopharm on November 4th and the €25 million from the EIB credit first tranche facility4 should allow the Company to fund its operations through Q4 2023.

Revenues

The Company’s revenues for the first nine months of 2022 amounted to €0.1 million, as compared to €0.2 million for the same period in 2021. The Company’s development agreement with Sino Biopharm was executed on September 21, 2022 as previously announced and the $12.6 million upfront payment was received on November 4, 2022.

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Next expected key milestones

  Publication of the topline results of the investigator-initiated study with lanifibranor in patients with Non-Alcoholic Fatty Liver Disease (“NAFLD”) and T2D – planned for the first quarter of 2023
  Publication of the topline results of the Phase IIa LEGEND of lanifibranor in combination with empagliflozin in patients with NASH and T2D – planned for the second half of 2023
  Last Patient First Visit of the Phase III NATiV3 clinical trial evaluating lanifibranor in NASH – targeted for the second half of 2023

Upcoming investor conference participation

  Jefferies 2022 London Healthcare Conference – November 15-17 – London
  B Riley’s Cardiometabolic Health Mini Symposium – November 28 – Virtual
  Degroof Petercam’s Healthcare Conference 2023 – January 24-27 – Virtual
  Guggenheim Health Altitudes Summit 2023 – March 13-16 – Telluride, Colorado

Upcoming scientific conference participation

  6th Obesity and NASH Drug Development Summit – November 29 through December 1, Boston, MA
  MOSAIC Conference – December 5-6, Washington, DC

Next financial results publication

  Full-Year 2022 Revenues and cash position: Tuesday, February 14, 2022 (after U.S. market close).

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with NASH, MPS and other diseases with significant unmet medical need. The company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva is currently advancing one clinical candidate, has a pipeline of two preclinical programs and continues to explore other development opportunities to add to its pipeline.

Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase III clinical trial, NATiV3, for the treatment of patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies. In 2020, Inventiva announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of adult patients with NASH and obtained both FDA Breakthrough Therapy and Fast Track designation for lanifibranor in the treatment of NASH.

Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult mucopolysaccharidoses (MPS) VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is also in the process of selecting an oncology development candidate for its Hippo signaling pathway program.

The Company has a scientific team of approximately 80 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA).
www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc VP of Global External Affairs media@inventivapharma.com +1 240 620 9175	Brunswick Group Laurence Frost / Tristan Roquet Montegon / Aude Lepreux Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513 1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s pre-clinical programs and clinical trials, including recruitment, screening and enrolment for those trials, including the NATiV3 Phase III clinical trial with lanifibranor in NASH, potential development of and regulatory pathway for odiparcil, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits of lanifibranor, pipeline and preclinical and clinical development plans, future activities, expectations, plans, growth and prospects of Inventiva and the sufficiency of Inventiva’s cash resources and cash runway. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “plans”, “designed”, “hopefully”, “target”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Future events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva may encounter substantial delays in its clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, enrolment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by the current COVID-19 pandemic and geopolitical events, such as the conflict between Russia and Ukraine, related sanctions and related impacts and potential impacts on the initiation, enrolment and completion of Inventiva’s clinical trials on anticipated timelines, and macroeconomic conditions, including global inflation and uncertain financial markets. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2021 filed with the Autorité des Marchés Financiers on March 11, 2022, the Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 11, 2022 and the financial report for the first half of 2022 filed Securities and Exchange Commission on September 22, 2022 for additional information in relation to such factors, risks and uncertainties.

All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above.

1 Non-audited financial information.
2 The cash position is defined as cash and cash equivalents as well as short-term deposits which are included in the category “other current assets” in the IFRS consolidated statement of financial position of €11.4 million as of September 30, 2022, and for €8.8 million as of December 31, 2021, but are considered by the Company as liquid and easily available.
3 For information regarding the termination of this trial, please see: Inventiva provides an update on the development of cedirogant by AbbVie - Inventiva Pharma.

4 This estimate is based on the Company’s current business plan and excludes any potential milestones payable to or by the Company and any additional expenditures related to the potential continued development of the odiparcil program or resulting from the potential in-licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based this estimate on assumptions that are incorrect and the Company may end up using its resources sooner than anticipated.

Attachment

  Inventiva - PR Q3 2022 CA Cash - EN - 10112022 (https://ml-eu.globenewswire.com/Resource/Download/53ae3e7e-5315-4e98-a9b3-9d512a8f7315)